UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 8)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEOFORMA, INC.

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(Name of Issuer)

COMMON STOCK

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(Title of Class of Securities)

640475 10 7

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(CUSIP Number)

KARIN J. LINDGREN, GENERAL COUNSEL

UNIVERSITY HEALTHSYSTEM CONSORTIUM

2001 SPRING ROAD, SUITE 700

OAK BROOK, IL 60523

(630) 954-1700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

1	NAME OF REPORTING PERSONS,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a)/ /
(b)/ x /
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/___/
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
7	SOLE VOTING POWER
NUMBER OF SHARES	2,130,302
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH	0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH	2,130,302

10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	/___/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.28% (Based on 20,724,232 shares of Neoforma, Inc. common stock estimated to be outstanding)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 8 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by University HealthSystem Consortium, an Illinois not for profit corporation (“UHC”), as initially filed on Schedule 13D on February 5, 2001, and as amended by Amendment No. 1 on September 11, 2003, as further amended by Amendment No. 2 on January 18, 2005, as further amended by Amendment No. 3 on April 11, 2005, as further amended by Amendment No. 4 on April 13, 2005, as further amended by Amendment No. 5 on July 7, 2005, as further amended by Amendment No. 6 on October 7, 2005, and as further amended by Amendment No. 7 on October 10, 2005, relates to shares of common stock, par value $.001 per share (“Common Stock”), of Neoforma, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

On January 7, 2006, the Issuer, UHC and VHA Inc. entered into Amendment No. 4 to the Waiver, as previously amended by Amendment No. 1 thereto, Amendment No. 2 thereto and Amendment No. 3 thereto (“Amendment No. 4”). Amendment No. 4 extended the expiration date of the Waiver from January 7, 2006 to the earlier of the (a) Effective Time as defined in the Agreement and Plan of Merger, dated as of October 10, 2005, among the Issuer, GHX and Leapfrog Merger Corporation (the “Merger Agreement”) and (b) the date of termination of the Merger Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

References to and descriptions of Amendment No. 4 as set forth herein are qualified in their entirety by reference to the copy of Amendment No. 4 attached as Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.

Exhibit 1	Amendment No. 4 to Waiver, dated January 7, 2006, among Neoforma, Inc., VHA Inc. and University HealthSystem Consortium.

[Signature on next page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: January 7, 2006

UNIVERSITY HEALTHSYSTEM CONSORTIUM
By:	/s/Mark E. Mitchell

Mark E. Mitchell, its Vice President, Finance

Exhibit 1

AMENDMENT No. 4 to WAIVER

AMENDMENT No. 4 to WAIVER, dated January 7, 2006, among NEOFORMA, INC. (formerly known as NEOFORMA.COM, INC.), a Delaware corporation (the “Company”), VHA INC., a Delaware corporation (“VHA”), and UNIVERSITY HEALTHSYSTEM CONSORTIUM, an Illinois corporation (“UHC”).

W I T N E S S E T H:

WHEREAS, the Company, VHA and UHC are parties to the Waiver dated January 7, 2005 (the “Original Waiver”), an Amendment No. 1 to Waiver dated April 7, 2005 (“Amendment No. 1”), an Amendment No. 2 to Waiver dated July 7, 2005 (“Amendment No. 2”) and an Amendment No. 3 to Waiver dated October 7, 2005 (“Amendment No. 3”); and

WHEREAS, the parties desire to amend the Original Waiver, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties agree as follows:

Section 1. Amendment to Section 1 of the Original Waiver. Section 1 of the Original Waiver, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended by replacing “January 7, 2006” with “the earlier of (A) the Effective Time (as defined in the Agreement and Plan of Merger, dated as of October 10, 2005, among the Company, Global Healthcare Exchange, LLC and Leapfrog Merger Corporation (the “Merger Agreement”)) and (b) the date of the termination of the Merger Agreement”.

Section 2. Status of Original Waiver. Except as expressly set forth herein, no provision or term of the Original Waiver, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby waived, modified, amended or supplemented, and all such provisions and terms, as in effect on the date hereof, are hereby ratified and shall remain in full force and effect. Following the execution and delivery of this Amendment No. 4, all references to the Original Waiver shall mean references to the Original Waiver, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and hereby.

Section 3. Amendments; Waivers. This Amendment No. 4 may not be modified or amended except by a written instrument signed by authorized representatives of each party and referring specifically to this Amendment No. 4. Any term, provision or condition of this Amendment No. 4 may be waived in writing at any time by the party which is entitled to the benefit thereof.

Section 4. Counterparts. This Amendment No. 4 may be executed in counterparts, which together shall be considered one and the same agreement and each of which shall be deemed an original.

Section 5. Governing Law. This Amendment No. 4 shall be governed and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and performed entirely within Delaware, without reference to principles of conflicts of laws or choice of law.

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IN WITNESS WHEREOF, each of the parties has executed this Amendment No. 4 on the date first written above.

NEOFORMA, INC. (formerly known as

NEOFORMA.COM, INC.)

By: /s/ Robert Zollars

Name: Robert Zollars

Title: Chief Executive Officer

VHA INC.

By: /s/ Marcea B. Lloyd

Name: Marcea B. Lloyd

Title: Chief Administrative Officer and

General Counsel

UNIVERSITY HEALTHSYSTEM

CONSORTIUM

By: /s/ Robert J. Baker

Name: Robert J. Baker

Title: President and CEO

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